Exhibit 1
FOR IMMEDIATE RELEASE
November 29, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Announcement of Results of Tender Offer and Change in Subsidiary
     Nissin Co., Ltd. (the “Company”) hereby announces the results of its tender offer for shares of APREK CO.,LTD. (JASDAQ listing: 8489), resolved at its board of directors meeting on November 7, 2005, commenced on November 8, 2005 and completed on November 28, 2005. The Company also announces that, as a result of the tender offer, APREK CO.,LTD. will become its consolidated subsidiary as of December 2, 2005.
I. Results of Tender Offer
1.	Outline of Tender Offer (as announced on November 7, 2005.)
(1)	Name of the Target Corporation : APREK CO.,LTD.

(2)	Class of Shares Acquired by Tender Offer : Common Stock.

(3)	Period of Tender Offer :

November 8, 2005 (Tuesday) through November 28, 2005. (Monday) (21 days)

(4)	Tender Offer Price : 450 yen per share
2.	Results of Tender Offer
(1)	Tender Status :

Number of Shares Planned to be Purchased :	3,027,000 shares
Number of Shares Tendered :	3,132,000 shares
Number of Shares to be Purchased :	3,132,000 shares
(2)	Consequence of Tender Offer :

Since the total number of shares tendered exceeded the number of shares planned to be purchased (3,027,000 shares), the Company will purchase all of the tendered shares as stated in the announcement on November 7, 2005.

Number of applicant		Number of shares to be	Number of shares not to
shareholders	Number of shares tendered	purchased	be purchased
6	3,132,000 shares	3,132,000 shares	0 share
(3)	Calculation pursuant to the pro rata method :

Not Applicable

(4)	Change in ownership of shares and ownership ratio :

Shares owned by the company before tender offer	0 shares (Ownership ratio : 0.00%)
Shares owned by the company after tender offer	3,132,000 shares (Ownership ratio : 64.25%)
Note : ownership ratio above is calculated on the basis of APREK CO.,LTD. outstanding shares of 4,875,000 shares (As of March 31, 2005.).
(5)	Funds required for purchase : 1,409 million yen.

3.	Settlement Method and Commencement Date
(1)	Name and head office of tender offer agent :

Nikko Cordial Securities Inc. 3-3-1 Marunouchi Chiyoda-ku Tokyo.

(2)	Commencement date of settlement :

December 2, 2005.

(3)	Method of settlement :

Soon after completion of tender offer, a notification letter will be sent to the address of APREK CO.,LTD. shareholders tendering Shares. (In the case of foreign shareholders, the notification letter will be sent to such shareholder’s standing proxy.) Settlement will be made by cash from the tender offer agent to a designated account, according to the instructions of APREK CO.,LTD. shareholders tendering shares.
4.	Locations at which tender offer report is displayed

Nissin Co.,Ltd. (Matsuyama head office) : 5-7-6 Chifune-machi Matsuyama-shi Ehime-ken.

Nissin Co.,Ltd. (Tokyo head office) : 1-6-1 Nishi-Shinjuku Shinjuku-ku Tokyo.

JASDAQ Securities Exchange Inc. : 1-5-8 Nihonbashi-Kayaba-cho Chuo-ku Tokyo.
II. Change in Subsidiary.
As a result of tender offer described above, the Company will acquire 64.25% of APREK CO.,LTD. outstanding shares. Therefore APREK CO.,LTD will become a consolidated subsidiary of the Company.
1.	Basic information of APREK CO.,LTD.
(1)	Name : APREK CO.,LTD.

(2)	Representative : Kazumasa Omatsu, Representative Director, President.

(3)	Head Office : 3-3-31 Bashaku, Kokura-Kita-ku, Kita-Kyushu shi, Fukuoka-ken

(4)	Date of Establishment : March 1,1974.

(5)	Businesses : business financing for small- and medium-size companies

(6)	Closing Date : March 31

(7)	Number of Employees : 107 (As of March 31, 2005)

(8)	Main Business Place : Kita-Kyusyu, Fukuoka, Nagasaki, Oita, Kumamoto, Kagoshima, Miyazaki, Shimonoseki, Hiroshima, Okayama.

(9)	Capital Amount : 482,900,000 yen (As of March 31, 2005)

(10)	Total Outstanding of Shares : 4,875,000 shares (As of March 31, 2005.)

(11)	Major Shareholders and Shareholdings (As of March 31, 2005) :

Kazumasa Omatsu	36.6%
Toshio Omatsu	16.5%
Masao Hatada	9.1%
Terutoshi Omatsu	6.7%
APREK Employee Stockholder Association	2.3%
ELSA Japan Inc.	2.2%
The Bank of Fukuoka, Ltd.	2.1%
Miyoko Omatsu	1.6%
Fukuoka Hibiki Credit Association	1.4%
Kiyoko Takayanagi	1.0%

(12)	Financial results of recent years :
(Unit : million yen)

	FY ended March 2003	FY ended March 2004	FY ended March 2005
Operating revenue	1,542	1,289	1,286
Ordinary income	66	3	31
Net income	29	Δ46	12
Total assets	9,241	8,870	9,212
Stockholder’s equity	2,627	2,494	2,448
Annual dividend per share	5 yen	5 yen	5 yen
2.	Date of Change in Subsidiary
December 2, 2005. (Friday)

3.	Future Prospects
     Although APREK CO.,LTD. will become a consolidated subsidiary of the Company as a result of the tender offer, the effect on the consolidated financial results of the Company ending March 31, 2006 will be limited.

Certain other conditions on purchases
     This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. Accordingly, copies of this press release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Tender Offer are sought by this press release.
     The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this press release will not constitute an offer in those jurisdictions in which it would be illegal to make the Tender Offer and in such circumstances it will be deemed to have been sent for information purposes only.